Filed by Lincoln National Corporation

(Commission File No. 1-6028)

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Jefferson-Pilot Corporation

Commission File No. 1-5955

Lincoln Financial Group & Jefferson Pilot Financial

Harnessing the Combined Power of Two Premier Financial Services Companies

October 10, 2005

Forward Looking Statements Disclaimer

Except for historical information contained in this document, statements made in this document are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like: “believe,” “anticipate,” “expect,” “estimate,” “project,” “will,” “shall” and other words or phrases with similar meaning. We claim the protection afforded by the safe harbor for forward-looking statements provided by the PSLRA. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the results contained in the forward-looking statements. Risks and uncertainties that may cause actual results to vary materially, some of which are described within the forward-looking statements include, among others: (1) the shareholders of Lincoln and/or Jefferson-Pilot may not approve and adopt the merger agreement and the transactions contemplated by the merger agreement at the special shareholder meetings; (2) we may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause us to abandon the merger; (3) we may be unable to complete the merger or completing the merger may be more costly than expected because, among other reasons, conditions to the closing of the merger may not be satisfied; (4) problems may arise with the ability to successfully integrate Lincoln’s and Jefferson-Pilot’s businesses, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may not be able to achieve the expected synergies from the merger or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from our expectations; (7) the credit and insurer financial strength ratings of the combined company and its subsidiaries may be different from what the companies expect; and (8) the combined company may be adversely affected by future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors.

The risks included here are not exhaustive. The annual reports on Form 10-K, current reports on Form 8-K and other documents filed by Lincoln and Jefferson-Pilot with the Securities and Exchange Commission include additional factors which could impact our businesses and financial performance. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this document, except as may be required by law.

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Other Information

In connection with the proposed transaction, a registration statement, including a joint proxy statement/prospectus, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when available), as well as other filings containing information about Lincoln and Jefferson-Pilot, without charge, at the Securities and Exchange Commission’s website (www.sec.gov). In addition, free copies of the registration statement and joint proxy statement/prospectus will be (when filed), and Lincoln’s other SEC filings are, also available on Lincoln’s website (www.lfg.com). Free copies of the registration statement and joint proxy statement/prospectus will be (when available), and Jefferson-Pilot’s other SEC filings are, also available on Jefferson-Pilot’s website (www.jpfinancial.com).

Lincoln, Jefferson-Pilot, their respective directors and officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lincoln’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on April 8, 2005, and information regarding Jefferson-Pilot’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on March 24, 2005. More detailed information regarding the identity of potential participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC in connection with the proposed transaction.

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Strategic Highlights — Merger of Equals

Powerful distribution, depth and breadth

– Multi-channel platform with deep relationships

– Complementary distribution networks; little overlap

Substantially increased scale with broader product portfolio

– Revenues of $9.5 billion, assets of $155 billion

– #1 in UL sales, #6 in VUL, #5 in total life sales, #5 in VA sales, #6 publicly traded insurer in defined contribution and retirement plan assets

Stability of earnings with financial flexibility

– Balanced earnings via complementary products and business mix

– Strong capital flexibility, attractive risk profile and a strong AA company

Significant value creation opportunities and growth potential

– Carefully developed cost savings target of $180 million (pre-tax)

– Earnings accretion in Year One growing to solid mid-single digits in Year Two

– Revenue enhancement opportunities

– Continuity of management with proven integration track records

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Overview of Transaction Terms

Implied Price and Consideration $7.5 billion

1.0906 Lincoln shares per Jefferson Pilot share 11% premium (vs. average closing prices since Sept. 7)

Structure $1.8 billion of cash, balance in stock $0.5 billion available for share buybacks upon close Tax-free merger (equity component)

Brand Name

Lincoln Financial Group

Locations

HQ: Philadelphia, PA

Center of operations for life: Greensboro, NC Center of operations for annuity: Fort Wayne, IN

Leadership

Jon Boscia, Chairman and CEO Dennis Glass, President and COO

Board Composition

8	Lincoln Directors
7	Jefferson Pilot Directors (including lead director)

Anticipated Financing $2.0 billion high equity content “hybrid” securities $300 million of long-term debt

Timing

Expected closing first quarter of 2006

Subject to regulatory approvals and approval of shareholders of both companies

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Consideration to Jefferson Pilot Shareholders

Average of Closing Prices Since September 7:

JP $50.41

LNC $51.31

Exchange Ratio 0.9825

Premium 11%

Consideration Per JP Share (subject to proration):

Cash Payment 111% x $50.41 = $55.96

Shares of Lincoln 111% x 0.9825 = 1.0906

Total Cash & Stock Consideration Per Share:

Cash 24% @ $55.96

Stock (based on LNC 10/7/05 closing price of $50.73) 76% @ $55.33

Total Blended Consideration $55.48

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Ideal Strategic Fit

Lincoln Goals

Enhance Scale

Balance Life / Accumulation Mix

Improve Operating Efficiencies

Diversify Earnings

Retirement Income

Enhance Scale

Expand Retirement and Equity Oriented Businesses

Expand Distribution

Accelerate Growth

Mass Affluent Strategy

Jefferson Pilot Goals

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Increased Scale

($ in billions)

Market Cap $40 $35 $30 $25 $20 $15 $10 $5 $0 $15.6 $8.8 $6.8

MetLife Prudential Hartford Combined Genworth Principal Lincoln Ameriprise JP Nationwide

Note: Market data as of 10/7/05 from Bloomberg Financial Markets.

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Industry Leading Product Rankings

Lincoln Jefferson Pilot Combined

U.S. Retail Sales

Total Life 1 # 9 # 14 # 5

UL1 6 7 1

VUL1 9 16 6

VA2 5 NR 5

Equity Indexed Annuity 3 NR 8 8

Fixed Annuity3 28 19 14

Employer Sponsored / Group

Group Disability Sales 3 NR 8 8

Group Life Sales 3 NR 13 13

DC/Retirement Plan Assets 4 6 NR 6

1. Source: LIMRA—ranked by annualized YTD 2Q05 premium dollars. 2. Source: VARDS—ranked by YTD 2Q05 total sales.

3. Source: LIMRA—ranked by 2004 new sales.

4. Source: Pension and Investments – Public life insurance companies ranked by assets as of June 30, 2004.

Powerful Distribution Network

Complementary Presence

Lincoln Jefferson Pilot Combined

Wirehouses and Regional B/Ds

Independent planners

PPGAs

Affiliated B/Ds

Marketing GAs / IMOs

Banks

Employer Sponsored / Group

Presence

Limited

Moderate

Strong

Diversification of Earnings

Income from Operations¹

Lincoln

Lincoln UK

6%

Investment Management 4%

Life 35%

Retirement 55%

Jefferson Pilot

Communications 10%

Benefit Partners 18%

Retirement 14%

Life 58%

Combined

Benefit Partners 7%

Communications 4%

Investment Management 2% Lincoln UK

4%

Retirement 38%

Life 45%

$778mm $537mm $1,315mm

% Equity –

Sensitive 50% 6% 31%

Earnings²

1. Income from operations calculated for the last 12 months ended 6/30/2005 for each segment excluding other operations, restructuring charges and realized investment gains. 2. Calculated based on 1H 2005 earnings.

Overview of Synergies

Cost Saves

Estimated cost savings of approximately $180 million (pre-tax) or 12% of consolidated expense base Savings possible due to:

– Operations overlap

– Greater shared services efficiencies

– Eliminations of duplicate corporate staff functions and related overhead

Timetable

Expect 50% achieved within 12 months of closing, 80% within 24 months, and the balance by the end of 2008

Potential Revenue Synergies

Potential revenue synergies (not factored into combined financials)

– MoneyGuard

– Individual Variable Annuities

– Fixed and Equity Indexed Annuities

– Employer Sponsored Annuities

– Retail Mutual Funds

– Group Life / Disability / Dental

Highly Experienced Management Team

Organization Chart Post-Closing

Chief Executive Officer Jon Boscia

Corp. Development Barbara Kowalczyk

Human Resources Beth Reeves

General Counsel Dennis Schoff

Chief Operating Officer Dennis Glass

Chief Financial Officer Fred Crawford

Communications Company Terry Stone

Lincoln UK Michael Tallett-Williams

Shared Services / IT

Chuck Cornelio

Lincoln Financial Advisors Bob Dineen

Asset Management Jude Driscoll

Individual Markets Mark Konen

Lincoln Financial Distributors Warren May

Employer Markets Wes Thompson

Management Continuity & Agreement On Key Roles

Strong Track Record of Successful Integrations

Lincoln Acquisitions

1997 – CIGNA Life & Annuity—$1.4 billion

1998 – Aetna Life—$1.0 billion

Jefferson Pilot Acquisitions

1995 – Alexander Hamilton Life—$0.6 billion 1997 – Chubb Life—$0.8 billion 1999 – Guarantee Life—$0.4 billion 2004 – Canada Life U.S. Group Business—$0.2 billion

Over $4 billion of successfully integrated insurance businesses while meeting or exceeding goals in expense saves and timing.

Financial Highlights

Stability, Diversity and Strength

Lincoln Jefferson Pilot Combined

Earnings Quality:

($ in millions)

2004 Income from Operations1 $725 $536 $1,261

% from Equity-Oriented Sources2 50% 6% 31%

Financial Strength:

($ in billions)

2004 Statutory Capital, Surplus + AVR $3.3 $2.1 $5.4

Book Value3 $5.4 $3.3 $10.8

Operate at Strong AA

1. Income from operations calculated before accounting change, discontinued operations and realized gains / (losses). 2. Estimated on 1H2005.

3. Total book value as of 6/30/05. Excludes AOCI. Combined book value based on implied consideration and transaction structure.

Earnings Accretion

Accretive to I/B/E/S estimates in Year One, building to 6% to 7% by end of 2007 1 ROE of 11.5%, approaching 13% by end of 2007

Key Assumptions:

Expense savings of $180 million (pre-tax) with 50% achieved within 12 months of closing, 80% within 24 months and the balance in 2008 One-time costs of $180 million (pre-tax), substantially all in 2006 and 2007 Share repurchase of $500 million shortly after close, with an additional $1 billion available for repurchases over 2006 and 2007 Maintain strong AA capital ratios

1. Estimate excludes one-time costs.

Strong Financial Flexibility

Ratio Target

Leverage Ratio 1 20—25%

RBC Ratio 325%—350%

EBIT / Interest + Preferred Dividends Rising to 10.0x

Quality of earnings, diversity of cash flow, strong target capital ratios Track record of solid dividend payout Significant combined free cash flow for investment in growth and repurchases Combined operations better positioned to address AXXX and spread compression

1. Debt + Hybrids/Total Capital, adjusted for high equity content hybrids.

Transaction Sources and Uses

Overview

Total consideration of $7.5 billion.

Jefferson Pilot shareholders will exchange their shares for a combination of Lincoln shares and $1.8 billion of cash.

Anticipated funding mix assumes $0.5 billion of share repurchases shortly after closing.

Anticipated Funding of Merger Consideration

$in Billions Percent

Common Equity to JP shareholders $5.7 76%

Common Equity repurchased shortly after closing (0.5) (7%)

Debt 0.3 4%

High Equity Content “Hybrid” Securities 2.0 27%

Total Funding $7.5 100%

Highlights of LFG/JP Merger of Equals

Distribution powerhouse

Value creation through expense savings and revenue synergies Earnings accretion Financial strength Management continuity